  Exhibit 99.1

High Tide Announces Cabana Cannabis Co. Branded White Label Products to Launch in Ontario This Fall

CALGARY, AB, June 17, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA) a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that it has confirmed that its Canna Cabana retail cannabis stores in Ontario will begin sales of Cabana Cannabis Co. branded shatter, THC gummies, pre-rolls, and full-spectrum multicannabinoid tinctures and softgels in the fall of 2022. This confirmation comes as a result of the licensed producers with whom the Company has entered into white label agreements having received approval from the Ontario Cannabis Store ("OCS") to list their initial Cabana Cannabis Co. branded products as part of the OCS' Fall Product Call for 2022. The initial lineup of Cabana Cannabis Co. products, and the licensed producers who have respectively manufactured and received OCS approval for such products, are as follows:

High Tide Inc. June 17, 2022 (CNW Group/High Tide Inc.)

  From Heritage Cannabis Holdings ("Heritage") (CNSX: CANN), an industry-leading and vertically-integrated cannabis provider: Cabana Cannabis Co. Pink Hawaiian shatter, available in 1-gram packages.
  From Loosh Brands ("LOOSH"), a privately-held, next generation edibles and finished goods manufacturer: Cabana Cannabis Co. THC gummies, available in both Sunset Punch and Clementine Cream flavours, and sold in packages of two soft chews at 5 milligrams of THC each.
  From Candre Cannabis Inc. ("Candre"), a privately-held licensed producer of craft cannabis: Cabana Cannabis Co. Apricot Jelly pre-rolls, available in 1.5-gram packages which will include three pre-rolls at 0.5 grams each.
  From Emprise Canada ("Emprise"), a privately-held licensed producer with 20 years of nutraceutical and pharmaceutical manufacturing experience: Cabana Cannabis Co. full-spectrum multicannabinoid (including CBD, CBN, CBG, CBC, and Delta-9 THC) oil and softgels. The oil will be available in 30 millilitre containers at a concentration of 12 milligrams per millilitre for each of the five listed cannabinoids, while the softgels will be available in packages of 120 softgels, each containing 3 milligrams of each of the five listed cannabinoids.

All products in the OCS' Fall Product Call, including the above Cabana Cannabis Co. SKUs are expected to become available for retail sales in the months of October or November, 2022.

"I am very pleased to announce that we have a confirmed timeline to begin sales of Cabana Cannabis Co. products in Ontario, which is Canada's largest provincial market for cannabis. By drawing on the latest insights into consumer preferences from our Cabanalytics data and working with our contracted licensed producers through white label agreements, we are introducing a lineup of the greatest hits of premium and competitively-priced products that we know will be well-received by our customers," said Raj Grover, President and Chief Executive Officer of High Tide. "As I stated last week upon the initial launch of the Cabana Cannabis Co. lineup in Saskatchewan, bringing these newly-developed SKUs to market in multiple provinces is only the first step in High Tide's white label strategy. We intend to continue leveraging our Cabanalytics data to significantly expand the Cabana Cannabis Co. catalogue moving forward, through white label contracts with licensed producers. Over the long-term, we intend to have 20-30% of our total bricks-and-mortar sales come from the expanded Cabana Cannabis Co. product lineup, allowing us to enhance our bricks-and-mortar retail margins while also directly serving the preferences and needs of our customers. I once again want to applaud the forward-thinking decision of the AGCO to allow for white label partnerships in Ontario, which will enhance the customer experience while also allowing for greater product differentiation, benefitting retailers large and small," added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 126 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 17-JUN-22